UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

The Mangrove Partners Fund, L.P.
10 East 53rd Street, 31st Floor
New York, New York 10022
Attention: Nathaniel August
Telephone Number: (646) 450-0418
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone Number: (212) 468-8000

January 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	CUSIP NO. 12620N104
	(1) Name of Reporting Persons. I.R.S. Identification Nos. of abovepersons (entities only).	The Mangrove Partners Fund, L.P. 27-2067192
	(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
	(3) SEC Use Only
	(4) Source of Funds (See Instructions)	WC, OO
	(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
	(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power	0
	(8) Shared Voting Power	139,017
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	139,017
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	139,017
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	5.31%*
	(14) Type of Reporting Person	PN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

	CUSIP NO. 12620N104
	(1) Name of Reporting Persons. I.R.S. Identification Nos. of abovepersons (entities only).	Mangrove Partners 98-0652572
	(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
	(3) SEC Use Only
	(4) Source of Funds (See Instructions)	AF
	(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
	(6) Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power	0
	(8) Shared Voting Power	139,017
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	139,017
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	139,017
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	5.31%*
	(14) Type of Reporting Person	OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

	CUSIP NO. 12620N104
	(1) Name of Reporting Persons. I.R.S. Identification Nos. of abovepersons (entities only).	Mangrove Capital 98-0652571
	(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
	(3) SEC Use Only
	(4) Source of Funds (See Instructions)	AF
	(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
	(6) Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power	0
	(8) Shared Voting Power	139,017
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	139,017
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	139,017
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	5.31%*
	(14) Type of Reporting Person	OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

	CUSIP NO. 12620N104
	(1) Name of Reporting Persons. I.R.S. Identification Nos. of abovepersons (entities only).	Nathaniel August
	(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
	(3) SEC Use Only
	(4) Source of Funds (See Instructions)	AF
	(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)	☐
	(6) Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power	0
	(8) Shared Voting Power	139,017
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	139,017
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	139,017
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	5.31%*
	(14) Type of Reporting Person	IN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 2 Holland Way, Exeter, New Hampshire 03833. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.     Identity and Background

(a) This Schedule 13D is being filed by The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), Mangrove Partners, a Cayman Islands exempted company with limited liability (“Mangrove Partners”), Mangrove Capital, a Cayman Islands exempted company with limited liability (“Mangrove Capital”), and Nathaniel August.

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

(b) The business address of each of the foregoing Reporting Persons is 10 East 53rd Street, 31st Floor, New York, NY 10022.

(c) Mangrove Fund is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. The principal business of Mangrove Capital is serving as the general partner of Mangrove Fund. The principal business of Mangrove Partners is serving as the investment manager of Mangrove Fund. The principal occupation of Mr. August is serving as Director of Mangrove Partners.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. August is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Mangrove Fund owns 139,017 shares of Common Stock purchased for an aggregate price of $3,392,955.39. No other Common Stock is owned by any Reporting Person.

Item 4.     Purpose of Transaction.

Mangrove Fund acquired the Common Stock beneficially owned by the Reporting Persons in the ordinary course of purchasing, selling and investing in securities. On January 4, 2011, the Issuer announced that it had entered into an agreement and plan of merger with FCB I Holdings Inc. and its wholly owned subsidiary FCB I Acquisition Corp. (the “Purchaser”) pursuant to which the Issuer would be merged with FCB I Acquisition Corp. (the “Merger”) and each outstanding share of Common Stock would be converted into the right to receive $27.25 per share in cash (the “Offer Price”). The Reporting Persons believe that the value of shares of Common Stock may exceed the Offer Price and do not currently intend to vote their shares in favor of the Merger.

On January 28, 2011, the Reporting Persons sent a letter to the Board of Directors of the Company addressing the basis for the Reporting Persons’ opposition to the Merger and proposing two alternative restructurings of the Issuer that the Reporting Persons believe may be superior alternatives to the Merger. A copy of the letter is attached to this filing as Exhibit 99.2.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.     Interest in Securities of the Issuer.

(a)-(b) As of the date of this Schedule 13D, Mangrove Fund owns beneficially 139,017 shares of Common Stock, representing approximately 5.31% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 139,017 shares of Common Stock, representing approximately 5.31% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 139,017 shares of Common Stock, representing approximately 5.31% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital has shared voting and dispositive power with respect to 139,017 shares of Common Stock, representing approximately 5.31% of the 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the Issuer’s Form 10-Q filed November 10, 2010.

(c) The trade dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock (including commissions) for all transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 31, 2011, by and among The Mangrove Partners Fund, L.P., Mangrove Capital, Mangrove Partners and Nathaniel August (furnished herewith)

99.2	Letter to CPEX Pharmaceuticals, Inc., dated January 31, 2011 (furnished herewith)

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011

THE MANGROVE PARTNERS FUND, L.P.

By: Mangrove Capital, as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

By:	/s/ Nathaniel August
Name: Nathaniel August

Schedule A

TRADE DATE	NO. OF SHARES PURCHASED (P) // SOLD (S)	PRICE PER SHARE ($)
12/2/2010	4,855 (P)	24.51
12/15/2010	10,000 (P)	24.51
12/16/2010	1,000 (P)	24.31
12/17/2010	200 (P)	24.55
12/22/2010	100 (P)	24.6
12/23/2010	5 (P)	26.5
12/27/2010	3,968 (P)	24.71
12/28/2010	1,000 (P)	24.51
12/29/2010	2,501 (P)	24.26
12/30/2010	13 (P)	25.02
12/31/2010	80 (P)	24.38
1/3/2011	2,344 (P)	24.51
1/4/2011	43,000 (P)	26.85
1/27/2011	8,800 (P)	26.73